Exhibit 99.(a)(1)(N)

Form of Confirmation of Cancellation of Eligible Options and Promise to Grant New Options

To:	[Employee Name]

From:	Pam Herriott, Vice President, Human Resources

Date:	May 24, 2006

Re:	Confirmation of Participation in the Option Exchange Program
This is to confirm your participation in Pharmion Corporation’s (the “Company”) Option Exchange Program, pursuant to the terms and conditions in the Offer to Exchange Outstanding Options to Purchase Common Stock (the “Offer”). Terms not explicitly defined in this Confirmation will have the same definitions as used in the Offer. The Eligible Option(s) held by you that have been cancelled are identified below:

Option Grant	Option Grant	Option	Option	Number of Options
Number	Type	Exercise Price	Grant Date	Outstanding

On or after May 23, 2006, subject to your continued employment with Pharmion or one of its subsidiaries, the Company will grant New Options to you calculated in accordance with the following exchange ratios of cancelled Eligible Options to New Options (rounded up to the next whole share):
•	For Eligible Options that have an exercise price per share equal to or greater than $21.00 and less than or equal to $26.00, the exchange ratio of shares underlying Eligible Options to shares underlying New Options is equal to 1.5-to-1.

•	For Eligible Options that have an exercise price per share equal to or greater than $26.01 and less than or equal to $34.00, the exchange ratio of shares underlying Eligible Options to shares underlying New Options is equal to 2.0-to-1.

•	For Eligible Options that have an exercise price per share equal to or greater than $34.01 and less than or equal to $40.00, the exchange ratio of shares underlying Eligible Options to shares underlying New Options is equal to 2.5-to-1.

•	For Eligible Options that have an exercise price per share equal to or greater than $40.01 and less than or equal to $44.00, the exchange ratio of shares underlying Eligible Options to shares underlying New Options is equal to 3.0-to-1.

•	For Eligible Options that have an exercise price per share of $44.01 or higher, the exchange ratio of shares underlying Eligible Options to shares underlying New Options is equal to 4.0-to-1.
The New Options will have an exercise price equal to the closing price of our common stock as reported on the Nasdaq National Market on the last trading day prior to date the New Options are granted, except that the exercise price per share of New Options granted to tax residents of Italy will be determined as described in Appendix B of the Offer entitled “A Guide to International Issues.”

1.

The New Options will vest in quarterly installments over a period of three (3) years, except that (i) no vesting will occur until six months following the date of grant, at which time the options representing one-sixth (1/6) of the total number of options under the New Options grant will vest, and (ii) each installment will round up to the nearest whole option, with the last installment consisting of any remaining unvested options. Vesting is contingent upon your continuous employment with the Company through the applicable vesting dates.
If you have questions regarding the above information, you may contact Bridget Gippe at 720-564-9149 (for U.S. employees) or Tennille Wood at +44 1753 240902 (for employees outside of the U.S.) or send an e-mail to stockoptionexchange@pharmion.com.

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